Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater", "the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater's Keliber lithium and GalliCam projects have been awarded Strategic Project status by the European Commission

Johannesburg, 26 March 2025: Sibanye-Stillwater (JSE: SSW, NYSE: SBSW) is pleased to announce that the European Commission has designated its Keliber lithium project in Finland and GalliCam project in France as 'Strategic Projects' under the European Union (EU) Critical Raw Materials Act (CRMA). The CRMA aims to ensure that European extraction, processing and recycling of strategic raw materials meet 10%, 40% and 25% respectively of the EU's demand by 2030.

Out of 170 applications received, 47 strategic projects to ensure EU access of critical raw materials were selected based on criteria, including adherence to environmental, social and governance criteria and technical feasibility. Sibanye-Stillwater is particularly proud that both of its projects in the European region have been selected under these conditions.

Sibanye-Stillwater's Keliber lithium project is expected to produce Europe's first battery-grade lithium hydroxide from its own ore. This advanced project includes several mining areas, a concentrator in Päiväneva, Kaustinen area, and a lithium hydroxide refinery in the Kokkola Industrial Park. The project is expected to start production during the first half of 2026. Once it reaches full capacity, it is expected to produce approximately 15,000 tonnes of battery-grade lithium hydroxide annually for at least 18 years.

Sibanye-Stillwater owns 79.8% of the Keliber Lithium project, with Finnish Minerals Group holding 20% and other Finnish shareholders 0.2%. The project has been funded by the owners and secured a €500m green loan in August 2024.

Sibanye-Stillwater's 100% owned GalliCam project is currently in pre-feasibility stage, which is set to be completed during 2025. The project aims to repurpose Sibanye-Stillwater's Sandouville nickel refinery from its former product mix of nickel metals and salts to produce precursor Cathode Active Material (pCAM). The GalliCam project intends to advance the European and French Electric Vehicle (EV) battery industry by becoming one of Europe's first pCAM producers.

Sibanye-Stillwater CEO, Neal Froneman commented: "We are delighted that the European Commission has recognised the strategic significance of our Keliber lithium project and the GalliCam project by granting them Strategic Project status under the EU's Critical Raw Materials Act. The Keliber lithium project is an integral part of the Group's green metals portfolio and aligns with Sibanye-Stillwater's positioning in the European ecosystem, while the GalliCam project is an exciting and innovative opportunity which is in the pre-feasibility stage and has already been recognised with a grant from the EU innovation fund. The recognition by the European Commission affirms our strategic investments and focus on regional ecosystem development and we look forward to advancing these critical projects and delivering lasting value to our stakeholders."

For more information on the EU commission announcement, refer to:
https://ec.europa.eu/commission/presscorner/detail/en/ip_25_864

The list of projects included is available here: https://webgate.ec.europa.eu/circabc-ewpp/d/d/workspace/SpacesStore/1958718b-21e9-40f4-9c9f-42a58dc4c5a3/file.bin

For more information on the Critical Raw Materials Act, refer to: https://single-market-economy.ec.europa.eu/sectors/raw-materials/areas-specific-interest/critical-raw-materials/critical-raw-materials-act_en

For more information on Sibanye-Stillwater's Keliber lithium project and the GalliCam project, refer to: https://www.sibanyestillwater.com/business/europe/keliber/ and https://www.sibanyestillwater.com/business/europe/sandouville/gallicam-project/

Ends

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally.
For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could" "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be

materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites

References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.